FILER:

 COMPANY DATA:
 COMPANY CONFORMED NAME:              ALLIANT ENERGY CORPORATE SERVICES, INC
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:
 IRS NUMBER:
 STATE OF INCORPORATION:
 FISCAL YEAR END:

 FILING VALUES:
 FORM TYPE:                           U-6B-2
 SEC ACT:
 SEC FILE NUMBER:
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                            4902 N Biltmore Lane
 CITY:                                MADISON
 STATE:                               WI
 ZIP:                                 53718
 BUSINESS PHONE:                      608-458-3311

 MAIL ADDRESS:
         STREET 1:                    P.O. BOX 77007
         CITY:                        MADISON
         STATE:                       WI
         ZIP:                         53707






                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                    ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc.("Servco") on behalf of itself and Alliant Energy Integrated Services Company,("AEIS")(formerly "Alliant Energy Industrial Services, Inc."), Alliant Energy Field Services, Alliant Energy Integrated Services Company, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc.("AEI")(formerly "IES International Inc."), Alliant Energy Investco, Inc.("Investco")(formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc.("AER"), Alliant Energy Transportation, Inc.("AET")(formerly "IES
Transportation Inc."), Capital Square Financial Corporation("CSFC"), Cedar Rapids and Iowa City Railway Company("CRANDIC"), Energys, Inc., Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Properties,("HPI"), Heartland Energy Services, Inc.("HES"), IEA Delaware, IEI Barge Services Inc.("Barge"), Industrial Energy Applications, Inc.("IEA"), Iowa Land & Building Company("ILBC"), Prairie Ridge Business Park, LP("Prairie"), RMT, Inc., Schedin & Associates, Inc.("Schedin"), SVBK consulting Group, Inc., Transfer Services, Inc ("Transfer")(formerly "IES Transfer Services Inc."), Village Lakeshares Inc.("Village"), Whiting Petroleum Corporation("Whiting"), and Williams Bulk Transfer.


     This certificate is notice that Alliant Energy Resources, Inc., during the period from January 1, 2002 through March 31, 2002, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.  Issue, renewal or guaranty - New Issues

3.  Principal amount - See Schedule 1

4.  Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From January 1, 2002 through March 31, 2002

6.  If renewal of security, give date of original issue - Not Applicable

7.  Date of maturity of each security - various ranging from 1 day to 105 days.

8.  Name of the person to whom each security was issued, renewed or guarantied:
    Cede & Co.

9.  Collateral given with each security:  None

10. Consideration received for each security:  See Schedule 1

11. Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
    Section 6(a) because of
     a.  the provisions contained in the first sentence of 6(b),  :
     b.  the provisions contained in the fourth sentence of 6(b),  :
     c. the provisions contained in any rule of the commission other than Rule U-48, : X

13. Not Applicable

14. Not Applicable

15  Exempt from provisions of 6(a) under Rule 52.





                                         ALLIANT ENERGY CORPORATE SERVICES, INC.

Date: May 3, 2002                   By:
      -------------------------          --------------------------------------
                                         Thomas Hanson, VP - Treasurer

                                  Form U-6B-2
                                   Schedule 1

                    ALLIANT ENERGY CORPORATE SERVICES, INC.

               PERIOD FROM JANUARY 1, 2002 THROUGH MARCH 31, 2002


1. During the period from January 1, 2002 through March 31, 2002, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

                              January          February           March              Quarter
                           ---------------------------------------------------------------------
        Beginning Balance  $ 383,610,000    $ 415,610,000     $ 440,805,000     $   383,610,000
        CP Issued          $ 302,000,000    $ 549,000,000     $ 717,509,000     $ 1,568,509,000
        CP Matured         $ 270,000,000    $ 523,805,000     $ 689,589,000     $ 1,483,394,000
        Ending Balance     $ 415,610,000    $ 440,805,000     $ 468,725,000     $   468,725,000



2.   The weighted average interest rate for the period was as follows:

                January          2.8488%
                February         2.5883%
                March            2.3801%
                Quarter          2.6057%


3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:


                                                        Beginning              Borrowing/                Ending
Participant                         Month                Balance              (Repayment)               Balance
-----------------------------------------------------------------------------------------------------------------------

Alliant Energy                      January               423,038.23              (37,551.36)            385,486.87
Field Services                      February              385,486.87               21,093.28             406,580.15
                                    March                 406,580.15               13,675.83             420,255.98

Alliant Energy                      January             4,966,047.95            1,042,534.43           6,008,582.38
Integrated Services Company         February            6,008,582.38               23,759.27           6,032,341.65
                                    March               6,032,341.65              393,245.87           6,425,587.52

Alliant Energy                      January            13,103,015.41              215,527.88          13,318,543.29
Integrated Services Company         February           13,318,543.29              183,901.77          13,502,445.06
Energy Management LLC               March              13,502,445.06              162,009.10          13,664,454.16

Alliant Energy                      January             1,422,182.06               44,212.46           1,466,394.52
Integrated Services Company         February            1,466,394.52               21,582.10           1,487,976.62
Energy Solutions LLC                March               1,487,976.62               60,197.97           1,548,174.59

Alliant Energy                      January           399,344,710.55           44,502,819.06         443,847,529.61
International, Inc.                 February          443,847,529.61            5,291,849.20         449,139,378.81
                                    March             449,139,378.81            4,295,476.83         453,434,855.64

Alliant Energy                      January            51,116,003.10              943,287.71          52,059,290.81
Investments, Inc.                   February           52,059,290.81            1,048,682.05          53,107,972.86
                                    March              53,107,972.86            1,081,952.00          54,189,924.86

Alliant Energy                      January              (179,315.41)              (1,080.50)           (180,395.91)
Transportation, Inc.                February             (180,395.91)                (972.18)           (181,368.09)
                                    March                (181,368.09)                (780.69)           (182,148.78)

Capital Square                      January            (5,960,948.65)           2,176,027.90          (3,784,920.75)
Financial Corp.                     February           (3,784,920.75)          (1,360,224.99)         (5,145,145.74)
                                    March              (5,145,145.74)             173,280.18          (4,971,865.56)

Cedar Rapids &                      January                     0.00             (880,154.20)           (880,154.20)
Iowa City Railway                   February             (880,154.20)            (966,596.63)         (1,846,750.83)
                                    March              (1,846,750.83)             868,716.95            (978,033.88)

Energys, Inc.                       January               675,719.07               11,114.61             686,833.68
                                    February              686,833.68              107,007.18             793,840.86
                                    March                 793,840.86              (11,664.27)            782,176.59

Energy Performance Services         January            20,136,455.21           (2,248,994.64)         17,887,460.57
                                    February           17,887,460.57              486,252.78          18,373,713.35
                                    March              18,373,713.35             (332,450.33)         18,041,263.02

EUA Cogenex                         January            68,872,451.19            1,014,032.16          69,886,483.35
                                    February           69,886,483.35            1,327,697.64          71,214,180.99
                                    March              71,214,180.99            1,547,758.90          72,761,939.89

Heartland Energy                    January            23,892,039.17           (2,117,004.81)         21,775,034.36
Group                               February           21,775,034.36           (2,688,579.31)         19,086,455.05
                                    March              19,086,455.05           (2,017,813.09)         17,068,641.96

Heartland                           January            (9,186,570.75)            (129,431.01)         (9,316,001.76)
Properties, Inc.                    February           (9,316,001.76)             487,860.68           8,828,141.08
                                    March              (8,828,141.08)             510,610.90           8,317,530.18

HES                                 January             2,029,563.13               12,252.86           2,041,815.99
                                    February            2,041,815.99                8,536.73           2,050,352.72
                                    March               2,050,352.72                8,934.69           2,059,287.41

IEA Delaware                        January            15,111,554.80             (277,943.27)         14,833,611.53
                                    February           14,833,611.53             (112,457.71)         14,721,153.82
                                    March              14,721,153.82              (85,318.87)         14,635,834.95

IEI Barge                           January            (1,169,506.79)           5,586,148.64           4,416,641.85
Services, Inc.                      February            4,416,641.85              (98,481.11)          4,318,160.74
                                    March               4,318,160.74              163,568.71           4,481,729.45

Industrial Energy                   January            26,531,660.65              (97,838.27)         26,433,822.38
Applications, Inc.                  February           26,433,822.38              668,892.06          27,102,714.44
                                    March              27,102,714.44              155,119.95          27,257,834.39

Iowa Land & Building                January               593,886.85             (473,900.93)            119,985.92
Company                             February              119,985.92             (212,957.55)            (92,971.63)
                                    March                 (92,971.63)            (211,099.45)           (304,071.08)

Prairie Ridge                       January                25,275.04              (71,972.11)            (46,697.07)
Business Park, L.P.                 February              (46,697.07)             133,567.37              86,870.30
                                    March                  86,870.30                  850.03              87,720.33

RMT, Inc.                           January            (5,295,673.64)          (2,683,684.14)         (7,979,357.78)
                                    February           (7,979,357.78)            (912,093.85)         (8,891,451.63)
                                    March              (8,891,451.63)           1,704,429.81          (7,187,021.82)

Schedin &                           January               924,340.00              (71,759.67)            852,580.33
Associates, Inc.                    February              852,580.33              321,886.41           1,174,466.74
                                    March               1,174,466.74               28,048.85           1,202,515.59

SVBK Consulting                     January             2,180,182.60               90,175.37           2,270,357.97
Group, Inc.                         February            2,270,357.97              163,094.42           2,433,452.39
                                    March               2,433,452.39             (670,510.75)          1,762,941.64

Transfer                            January               (92,616.57)               7,809.45             (84,807.12)
Services, Inc.                      February              (84,807.12)              (8,034.23)            (92,841.35)
                                    March                 (92,841.35)                 402.07             (92,439.28)

Village Lakeshares,                 January             2,501,903.08              (98,274.62)          2,403,628.46
Inc.                                February            2,403,628.46              (98,214.03)          2,305,414.43
                                    March               2,305,414.43              (72,544.65)          2,232,869.78

Whiting Petroleum                   January           158,844,482.95            2,204,394.16         161,048,877.11
Corporation                         February          161,048,877.11            6,832,317.27         167,881,194.38
                                    March             167,881,194.38             (918,317.60)        166,962,876.78

Williams Bulk                       January             4,840,025.98                8,004.10           4,848,030.08
Transfer                            February            4,848,030.08               59,579.06           4,907,609.14
                                    March               4,907,609.14              (23,701.22)          4,883,907.92


4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

          a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

          b. Alliant Energy Integrated Services Company - Holding Company.

          c. Alliant Energy Integrated Services-Energy Management LLC - Provides energy information services.

          d. Alliant Energy Integrated Services-Energy Solutions LLC - Provides energy consulting and solutions.

          e. Alliant Energy International, Inc. (formerly "IES International Inc.") - Investments in foreign utilities.

          f. Alliant Energy Investments,  Inc.(formerly "IES Investments Inc.")
             - Holding company for miscellaneous investments in real estate and venture capital.

          g. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of AEC.

          h. Alliant Energy Transportation, Inc.(formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

          i. Capital Square Financial Corp. - Financing services.

          j. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

          k. Energys, Inc. - Installation and service of energy systems.

          l. Energy Performance Services, Inc. - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

          m. EUA Cogenex - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

          n. Heartland Energy Group - Natural gas commodity and management services company.

          o. Heartland Properties, Inc. - Real estate management and community development.

          p. HES - Holding company with an ownership in ReGenCo LLC.

          q. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

          r. IEI Barge Services Inc. - Barge terminal and hauling services.

          s. Industrial Energy Applications, Inc. - Commodities-based energy services.

          t. Iowa Land & Building Company - Real estate purchasing.

          u. Prairie Ridge Business Park, LP - Real estate holding company.

          v. RMT, Inc. - Environmental consulting and engineering.

          w. Schedin & Associates, Inc. - Energy consulting.

          x. SVBK - Consulting firm.

          y. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

          z. Village Lakeshares Inc. - Real estate and community development.

          aa. Whiting Petroleum Corporation - Crude oil production.

          bb. Williams Bulk Transfer - Bulk materials transloading & storage facility